SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 3, 2003

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On July 3, 2003, Irwin Financial Corporation provides guidance on second quarter and full year 2003 earnings as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued July 3, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: July 3, 2003   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued July 3, 2003.

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



July 3, 2003

News Release: IMMEDIATE RELEASE

For further information, contact:

Greg Ehlinger, Chief Financial Officer   812.376.1935

IRWIN FINANCIAL CORPORATION PROVIDES GUIDANCE ON SECOND QUARTER AND FULL YEAR 2003 EARNINGS

- **Second Quarter EPS to be Significantly Below First Quarter 2003 Results Due to Home Equity Credit Reserves**
- **Management's Current Expectations for Full Year EPS In Line with Previous Guidance of at Least $2.25 per Share Due to Strength of First Mortgage Market**
- **Credit Quality of Other Portfolios Substantially Unchanged From First Quarter**
- **Capital Levels Remain Strong**

(Columbus, IN, July 3, 2003) Irwin Financial Corporation (NYSE: IFC), an interrelated group of specialized financial services companies focusing on mortgage banking, small business lending, and home equity lending, today announced it currently believes it will report second quarter 2003 EPS that will be significantly below the $0.41 per share it reported for the first quarter of 2003, although full year 2003 earnings are expected to be in line with previous guidance of at least $2.25 per share.

As discussed in previous filings, the Corporation's home equity lending segment has been negatively affected by the weak economy, particularly by the lack of recovery in the national employment rate. Current forecasts by third-party economists and recent commentary on the economy by the Federal Reserve Open Market Committee have influenced the Corporation's belief that the lagging effect of the recession will negatively affect the credit quality of its home equity portfolio in a more severe fashion than it had previously estimated. These forecasts will particularly affect loans originated prior to late 2002, when the Corporation made significant changes to underwriting standards to raise the customer credit profile of its home equity portfolio. When reporting full second quarter results, the valuation of the Corporation's residual interests will reflect this revised, more severe economic outlook as well as improvements of modeling techniques for the forecasting of future losses. Consequently, the Corporation anticipates that it will take a material impairment charge to reduce the carrying value of the residual asset.

The anticipated charges in the home equity line of business relate primarily to a change in the modeling of future losses on loans originated before the underwriting changes adopted in late 2002. The charges do not reflect a significant change in the current delinquency or loss performance of the relevant home equity loans compared with the first quarter. Instead, they reflect a change in the Corporation's forecast of the future performance of the loans over their estimated remaining lives. In effect, based on the availability of more historical performance data, the adoption of improved statistical modeling techniques, and the application of management judgment reflecting forecasted economic conditions, the Corporation is now

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com

expecting that the current elevated loss rates in these home equity loans are not likely to return to the levels experienced before the recession. The future loss rate on loans underlying the Corporation's residual assets is a critical assumption in the valuation of the residual and accordingly, the Corporation anticipates taking charges against the residual asset that will reduce materially the carrying value of this asset.

Based on its analysis of current external forecasts of first mortgage loan demand, the Corporation expects second half 2003 earnings to be strong. This is largely the result of anticipation of strong loan originations at its mortgage banking line of business over the next two quarters, continuing good performance at its commercial banking line of business, stable credit quality trends in the Corporation's other credit portfolios as well as improved financial performance in the company's home equity line of business.

The Corporation expects its June 30, 2003, regulatory capital ratios to remain well in excess of both its internal targets and current minimum "well-capitalized" levels defined by federal banking regulation. The residual asset impairment will not meaningfully affect capital ratios as the Corporation holds dollar-for-dollar capital against these assets.

About Irwin Financial

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements
This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words such as "anticipates," "anticipated," "anticipation," "assumption(s)," "belief," "believes," "estimated," "expectations," "expected," "expecting," "expects," "forecast(ed)," "forecasting," "future," "may," "not likely," "to be," "will," and similar expressions, are intended to identify forward-looking statements. We undertake no obligation to update publicly any of these statements in light of future events.

The information above reflects our current expectations and the results are preliminary. Our actual results for the period ending June 30, 2003, and actual future results may differ materially from what is projected due to a variety of factors including: potential changes in interest rates, which may affect customer demand for our products and the valuation and management of our servicing portfolio; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates; changes or refinements in our residual valuation techniques due to the availability of additional data and improved interpretative models, including the models to be used to complete the financial statements for the second quarter of 2003 that are still under review; unanticipated deterioration in the credit quality of our assets; difficulties in delivering loans to the secondary market as planned or in funding loans through

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com

secured financings as planned; difficulties in establishing commercial finance vendor relationships; difficulties in expanding our business or raising capital and other funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; legislative or regulatory changes, including changes in the interpretation of new regulatory capital rules or changes in consumer finance laws at the national or local level; changes in applicable accounting policies or principles or their application to our businesses; or governmental changes in monetary or fiscal policies.